EXHIBIT 21

THE PNC FINANCIAL SERVICES GROUP, INC.

SCHEDULE OF CERTAIN SUBSIDIARIES

(As of December 31, 2009)

Name	State or Other Jurisdiction of Incorporation or Organization
PNC Bancorp, Inc. (1)	Delaware
PNC Bank, National Association (1)	United States
PNC REIT Corp.	Delaware
PNC Bank Capital Securities, LLC	Delaware
PNC Capital Leasing, LLC	Delaware
PNC Preferred Funding LLC	Delaware

PNC Holding, LLC (1)	Delaware
PNC Global Investment Servicing Inc. (1)	Delaware
PNC Funding Corp	Pennsylvania
PNC Investment Corp. (1)	Delaware
PNC Venture, LLC	Delaware

(1)	The names of the subsidiaries of the indicated entities are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.